Savannah River Group, Inc.
688 West Hastings Street
Suite 910
Vancouver, B.C.Canada
V6B 1P1
604-632-3820

Via Edgar and Overnight Delivery March 28, 2001


SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Savannah River Group, Inc.
     Request to Withdraw Registration Statement on Form SB-2
     Registration Number 333-44008


Ladies and Gentlemen:

     In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Savannah River Group, Inc. (The "Registrant") hereby respectfully withdraws the above-referenced registration statement on Form SB-2 (the "Registration Statement"), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of Regulation C.
The Registration Statement was initially filed through the Edgar System on August 17, 2000.

     The Registration Statement was filed in connection with a proposed public offering of 1,000,000 shares of the Registrant's common stock at $0.025 per share. The Registrant has determined that due to current market conditions and illness of legal counsel, it will not proceed with the registration and sale of it's common stock as contemplated by the Registration Statement. Accordingly, the management of Savannah River Group, Inc. believes that withdrawal of the Registration Statement is appropriate. The Registrant confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

     The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Registrant understands that such fee will not be returned to the registrant.





If you have any questions with respect to this letter, please call Edward T. Block, counsel to the registrant, at
(509) 325- 4508.



                       Sincerely,
                       Savannah River Group, Inc.

                       By:/s/ Jason Dussault
                       Jason Dussault
                       President and Chief Executive Officer